EXHIBIT 6(d)

Customer Referral Agreement

THIS AGREEMENT made this April 24, 2024 (the “Effective Date”), between MEGOLA, INC, a Nevada State Corporation (“Megola”), having its principal place of business at 8891 Brighton Lane Ste 108, Bonita Springs, FL 34135, and LIQUIDNANO, INC, a North Carolina Corporation (“Introducer”), having its principal place of business at 161 Ainsley Rd, Hertford, North Carolina, 27944, as follows:

1.	Scope of Relationship – Introducer will refer specific named customers (listed in Appendix A, “Customers”) to Megola for purchase of its products (listed in Appendix A, “Products”). Megola will pay commission to Introducer (listed in Appendix A, “Commission”) on the net liquid volume of Products sold for the duration of the term of this Agreement (listed in Provision #2, “Term”).

2.	Term – 2 years

3.	Non-Circumvention Waiver – Introducer agrees to waive any rights under Clause 9.5.3 of the EXCLUSIVE SUPPLY AND DISTRIBUTION AGREEMENT dated March 19, 2023 for any Customers covered by this Agreement.

4.	Debt Extinguishment – Megola agrees to extinguish the open receivable amount of $10,489.40 due from Introducer after the first order is shipped and paid by any Customer subject to this agreement. That initial order will not be subject to any Commission.

5.	Computations and Payment of Commission

a.	Commissions are due and payable quarterly based on the net liquid volume of Products shipped by Customers during that period.
b.	Any Commissions paid in a prior period for returns or uncollectable balances due from Customers will be deducted from Commission calculation of the current period.
c.	Commission will be paid by check or electronic transfer
d.	Megola will send Introducer records of shipments of Products to Customers for each quarter.

6.	Construction of Agreement- This Agreement shall be construed according to the laws of the State of Nevada.

7.	Complete Agreement - This Agreement is the complete agreement between the parties with regard to the subject made hereof. There are no representations or agreements between the parties except those set forth herein.

8.	Severability - In the event any one or more of the provisions herein shall be determined to be invalid or unenforceable, the remaining provisions shall not be affected or impaired by such invalidity or unenforceability.

9.	Assignment - Neither party shall assign its interest in this Agreement without prior written consent of the other party.

10.	Indemnity - Introducer will indemnify and hold Megola harmless, and will defend Megola against any and all loss, liability, damage, claims, demands, or suits and related costs and expenses to third party(s) that arise, directly or indirectly, from acts or omissions of Introducer, or breach of any term or condition of this Agreement. Megola will indemnify and hold Introducer harmless, and will defend Introducer against any and all loss, liability, damage, claims, demands, or suits and related costs and expenses to third party(s) that arise, directly or indirectly, from acts* or omissions of Megola, or breach of any term or condition of this Agreement. *This includes, but is not limited to, personal injury or property damage caused by the design or defect of any of Products as well as Megola’s use of trade names, trademarks and breaches of warranty and/or any other legal agreement with third party(s). These indemnity protections will survive this agreement and remain in effect unless cancellation is agreed to in writing by both representative and Megola.

11.

Notices - All notices and communications between the parties shall be in writing and sent by (i) certified mail, return receipt requested, (ii) overnight courier or (iii) by email  to the email addresses set forth below (with original to follow) to addresses set forth above (addressed to the President of each company) or to such other addresses of which notice has been given, and shall be deemed given when received.

Introducer Email Address: anthony.overman@liquidnano.com

Megola Email Address: bob@megolacorp.com

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written in multiple counterparts, each of which shall be considered an original.

MEGOLA	INTRODUCER

Megola Inc. Name: Bob Gardiner Title: President and CEO	LiquidNano, Inc. Name: Anthony Overman Title: President

Signature:	/s/ Bob Gardiner	Signature:	/s/ Anthony Overman
Date:	April 24, 2024	Date:	April 24, 2024

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Appendix A

Customers

Cell Helmut

[additional customers to be added by amendment]

Products

Megola formulations for protective coatings on mobile and/or handheld electronic devices, including but not limited to mobile phones, tablets, smartwatches, and 2-in-1 laptops.

Commission

$5 per Liter of Product

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